Un-Official Translation

Announcement

Buy Back and Redemption of  Indosat Bonds I Year 2001

In connection with buy back and redemption of Indosat Bonds I Year 2001 (“Obligasi Indosat I”) by the Company, herewith some information  related to such redemption as follows :

1.

Type (Series) of bonds redeemed

:

A

2.

Nominal Value of Bonds

:

Rp 48,500,000,000

3.

Date of redemption

:

12 and 13 September 2005

4.

Outstanding of Series A Bonds

:

Rp 778,700,000,000

5.

Date of Maturity of the Bonds

:

12 April 2006

Thank you for your attention.

Jakarta, 14 September 2005

PT Indosat Tbk.

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.